November 5, 2018

Joseph M. Crabb
Executive Vice President and Chief Legal Officer
Nuverra Environmental Solutions, Inc.
6720 N. Scottsdale Rd., Suite 190
Scottsdale, Arizona 85253

       Re: Nuverra Environmental Solutions, Inc.
           Registration Statement on Form S-1
           Filed October 25, 2018
           File No. 333-227996

Dear Mr. Crabb:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources